Exhibit 99.4

NEWS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY COMPLETES PRIVATE PLACEMENT

JAKARTA – March 8, 2010 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) an emerging international oil and gas company, today announced that it has completed a private placement totaling $185,000 with a group of private investors. The private placement took the form of 2,643,000 units at a price of US$0.07 per unit. Each unit consisted of one common share of the Company’s stock and one warrant to purchase an additional common share at a price of US$0.10 for three years. The funds raised shall be used for general working capital purposes.

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contact: 318-387-3309 R.V. Rudman, CFO - or - AGORACOM Investor Relations, cppxf@agoracom.com
Further Info: www.continentalenergy.com and http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.